Exhibit (a)(4)
4980 Great America Parkway
Santa Clara, CA 95054
Phone: 408-496-7417 Fax 408-496-7640

VIA EMAIL

November 15, 2002

TO EMPLOYEES HOLDING ELIGIBLE OPTIONS TO PURCHASE COMMON STOCK UNDER THE ELIGIBLE STOCK OPTION PLANS:

Due to today’s difficult market conditions, you hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors recognizes that outstanding options may not currently be providing performance incentives for our valued employees, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

As a result, we are happy to announce that Brio Software, Inc. will offer to exchange your outstanding options which were outstanding options to purchase shares of our common stock (i) granted prior August 2, 2000 with an exercise price greater than $2.00 under Brio’s 1992 Stock Plan (provided the options do not expire by their terms before the expiration of the offer); (ii) granted prior to August 2, 2000 with an exercise price greater than $2.00 under Brio’s 1998 Stock Plan; (iii) granted prior to August 2, 2000 with an exercise price greater than $2.00 under Brio’s 1995 Stock Option Plan that Brio assumed following its merger with SQRIBE Technologies Corp; and (iv) granted after May 15, 2002 under Brio’s 2000 Stock Plan to employees who are exchanging shares pursuant to (i), (ii) or (iii) above.

You may tender (i.e. surrender for exchange) all, but not less than all, of these options you hold to us for new options. You also have the right to choose not to tender any of your options.

The number of shares of common stock subject to the new options will be equal to the number of shares subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. The tendered options that we accept will be canceled shortly following the expiration of the offer to exchange. We plan to grant the new options on or about the first business day that is at least six months and one day following the date we cancel the tendered options that are accepted by us. According to our current schedule, we expect to cancel options on or about Tuesday, December 17, 2002, and we expect to grant new options on or about Wednesday, June 18, 2003.

You must be an employee of Brio Software, Inc. or one of our subsidiaries continuously from the date you tender options through the date we grant the new options in order to receive new options. If for any reason you do not have an employment relationship with us continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender.

The exercise price per share of the new options will be equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. As this date is in the future, we cannot predict the exercise price of the new options.

Each new option will vest 50% on the date of grant with the remaining shares vesting at a rate of 1/24 at the end of each succeeding month until 100% of the options are vested. The new vesting schedule means that the total number of shares vested under the new option as of the date of grant may not be equal to the number of shares that would have been vested on that date under the exchanged option had the exchanged option not been canceled but instead continued to vest in accordance with its terms.

The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

Our offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal and notice to withdraw tender, which are attached with this letter. You should carefully read the entire offer to exchange, letter of transmittal and notice to withdraw tender before you decide whether to tender any of your options. A tender of options involves risks which are discussed in the offer to exchange and other documents referenced in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter before the expiration date of the offer to exchange. The offer to exchange is currently scheduled to expire at 6:00 p.m., California time, on Monday, December 16, 2002.

If you have any questions about the offer, please call the undersigned or Haleh Carrillo at (408) 496-7417.

We thank you for your continued efforts on behalf of Brio Software, Inc.

Sincerely,

BRIO SOFTWARE, INC.

/s/ CRAIG B. COLLINS
Craig B. Collins
Executive Vice President of Corporate Development and Chief Financial Officer

Enclosures